UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 4)
                    Under the Securities Exchange Act of 1934


                            Federal Trust Corporation
                            -------------------------
                                (Name of Issuer)


                     Common stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    314012105
                                 --------------
                                 (CUSIP Number)


                          Frederick W. Dreher, Esquire
                                Duane Morris LLP
                              30 South 17th Street
                 Philadelphia, PA 19103; telephone: 215-979-1234
                -------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 26, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------                                -------------------------
  CUSIP No. 314012105                                        Page 2 of 11
-----------------------                                -------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Keefe Managers, LLC
     I.R.S. I.D. No. 71-0885390
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
                                                               517,782 shares
                                  ----------------------------------------------
    NUMBER OF                     8    SHARED VOTING POWER
      SHARES                                                    -0-
   BENEFICIALLY                   ----------------------------------------------
     OWNED BY                     9    SOLE DISPOSITIVE POWER
       EACH                                                    517,782 shares
    REPORTING                     ----------------------------------------------
      PERSON                      10   SHARED DISPOSITIVE POWER
       WITH                                                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     517,782 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.55%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IA, OO
--------------------------------------------------------------------------------

-----------------------                                -------------------------
CUSIP No. 314012105                                          Page 3 of 11
-----------------------                                -------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Service Capital Partners, LP
     I.R.S. I.D. No. 20-0205743
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
                                                               -0-
                                  ----------------------------------------------
    NUMBER OF                     8    SHARED VOTING POWER
      SHARES                                                   293,968 shares
   BENEFICIALLY                   ----------------------------------------------
     OWNED BY                     9    SOLE DISPOSITIVE POWER
       EACH                                                    -0-
    REPORTING                     ----------------------------------------------
      PERSON                      10   SHARED DISPOSITIVE POWER
       WITH                                                    293,968 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     293,968 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.15%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

-----------------------                                -------------------------
CUSIP No. 314012105                                          Page 4 of 11
-----------------------                                -------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Service Capital Advisors, LLC
     I.R.S. I.D. No. 20-0205782
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
                                                               -0-
                                  ----------------------------------------------
    NUMBER OF                     8    SHARED VOTING POWER
      SHARES                                                   293,968 shares
   BENEFICIALLY                   ----------------------------------------------
     OWNED BY                     9    SOLE DISPOSITIVE POWER
       EACH                                                    -0-
    REPORTING                     ----------------------------------------------
      PERSON                      10   SHARED DISPOSITIVE POWER
       WITH                                                    293,968 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     293,968 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.15%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

-----------------------                                -------------------------
CUSIP No. 314012105                                          Page 5 of 11
-----------------------                                -------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Dory Wiley
     I.R.S. I.D. No.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
                                                               -0-
                                  ----------------------------------------------
    NUMBER OF                     8    SHARED VOTING POWER
      SHARES                                                   293,968 shares
   BENEFICIALLY                   ----------------------------------------------
     OWNED BY                     9    SOLE DISPOSITIVE POWER
       EACH                                                    -0-
    REPORTING                     ----------------------------------------------
      PERSON                      10   SHARED DISPOSITIVE POWER
       WITH                                                    293,968 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     293,968 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.15%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

         The following constitutes Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by Keefe Managers, LLC with the Securities and Exchange Commission (the "SEC") on November 30, 2005, as previously amended by Amendment No. 1 filed by Keefe with the SEC on March 16, 2006, Amendment No. 2 filed by Keefe with the SEC on April 21, 2006 and Amendment No. 3 filed by Keefe with the SEC on June 13, 2006. Service Capital Partners, LP, Service Capital Advisors, LLC and Dory Wiley join in filing Amendment No. 4.

Item 1.  Security and Issuer.
-------  -------------------

         This statement relates to shares of the common stock, $.01 par value per share ("Common Stock"), of Federal Trust Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 312 W. 1st Street, Sanford, Florida 32771.

Item 2.  Reporting Person.
-------  ----------------

         (a) The name of the persons filing this Schedule 13D are Keefe Managers, LLC ("Keefe"), Service Capital Partners, LP ("Capital Partners"), Service Capital Advisors, LLC ("Capital Advisors") and Dory Wiley (together with Keefe, Capital Partners and Capital Advisors, the "Reporting Persons").

         (b) Keefe's business address is 375 Park Avenue, 23rd Floor, New York, New York 10152. Capital Partners', Capital Advisors' and Dory Wiley's business addresses are 1700 Pacific Avenue, Suite 2000, Dallas TX 75201.

         (c) Keefe is a registered investment adviser under the Investment Advisers Act of 1940. Capital Partners is a Texas limited partnership and is the general partner of Service Equity Partners, LP, a Texas limited partnership and private equity fund that invests in securities. Capital Advisors is the general partner of Capital Partners. Dory Wiley is the principal of Capital Advisors.

         (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Keefe is a Delaware limited liability company. Capital Partners is a Texas limited partnership. Capital Advisors is a Texas limited liability company. Dory Wiley is a United States citizen.

         Reporting Person Members
         ------------------------

         There is no person that owns more than 20% of the equity interests of Keefe. The following persons (each a "Reporting Person Member") serve as Managers or Executive Officers of Keefe:

         Name                               Position
         ----                               --------

         Frank J. Barkocy                   Member
         Jeffrey M. Drucker                 Member and Manager
         Thomas G. Jonovich                 Member
         William M. Kearns, Jr.             Member, Manager and Chairman
         John J. Lyons                      Member, Manager and President
         Thomas G. Rudkin                   Member and Manager
         William D. Gross                   Manager

         Dory Wiley also serves as Vice Chairman of Keefe. The principal business address for the persons listed in the table above is 375 Park Avenue, 23rd Floor, New York, New York 10152.

         The sole general partner of Capital Partners is Capital Advisors. There is no person or entity that owns more than 25% of the equity interests of Capital Advisors. Dory Wiley is the principal of Capital Advisors.

         During the last five years, no Reporting Person Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, no Reporting Person Member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Each Reporting Person Member is a citizen of the United States of America.

         The rules of the Exchange Act and the general instructions to Schedule 13D require certain disclosure in this Schedule 13D with respect to the Reporting Person Members. Notwithstanding the foregoing, each Reporting Person Member hereby expressly declares that neither the filing of this Schedule 13D nor any of the information provided herein shall be construed as an admission by any Reporting Person Member that it has formed a "group" for purposes of
Schedule 13(d) of the Exchange Act and the rules thereunder.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

         Keefe beneficially owns 517,782 shares of Common Stock, or approximately 5.55% of the Issuer's outstanding Common Stock, as described under
Item 5 of this Schedule 13D. The source of funds consisted of assets from accounts and other funds for which Keefe serves as investment adviser.

         Capital Partners, Capital Advisors and Dory Wiley are each the beneficial owners of 293,968 shares of Common Stock, or approximately 3.15% of the Issuer's outstanding Common Stock, as described under Item 5 of this
Schedule 13D. The source of funds was Service Equity Partners, LP, a Texas limited partnership and private equity fund that invests in securities.

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

         (a) As of the date hereof, Keefe beneficially owns 517,782 shares of Common Stock, or approximately 5.55% of the outstanding shares of Common Stock of the Issuer. As of the date hereof, Capital Partners, Capital Advisors and Dory Wiley together beneficially own 293,968 shares of Common Stock, or approximately 3.15% of the outstanding shares of Common Stock of the Issuer. The ownership percentages above are based upon 9,332,320 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's definitive proxy statement for the Issuer's Annual Meeting held on May 26, 2006, as adjusted by the estimated number of additional shares issued by the Issuer pursuant to a 2% Common Stock dividend paid on or about June 12, 2006.

         (b) Keefe has sole voting and dispositive power with respect to 517,782 shares of Common Stock. Capital Partners, Capital Advisors and Dory Wiley have sole voting and dispositive power with respect to 293,968 shares of Common Stock. As principal of Capital Advisors, Dory Wiley may direct the vote and disposition of the 293,968 shares of Common Stock beneficially owned by Capital Partners and Capital Advisors.

         The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 293,968 shares of Common Stock beneficially owned by Capital Partners, Capital Advisors and Dory Wiley. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

         (c) The following is a list of all transactions in the Issuer's Shares during the past sixty days by the Reporting Persons. The transaction listed below was effected through a broker.


      Name of            Type of           Date of           Number          Price
 Reporting Person      Transaction       Transaction       of Shares        Per Share
------------------    -------------     -------------     ------------     ----------
Capital Partners        Purchase           6/26/2006          293,968        $10.22
     Keefe*               Sale             6/26/2006          293,968        $10.22

         * The shares purchased by Capital Partners on June 26, 2006 were purchased on account of Service Equity Partners, LP, a Texas limited partnership. The shares were sold by an account for which Keefe serves as investment advisor and, accordingly, were beneficially owned by Keefe.

         (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

         (e)      Not applicable.

Item 7.  Material To Be Filed As Exhibits.
-------  --------------------------------

         1.       Joint Filing Agreement.

                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 is true, complete and correct.

         Date:  June 30, 2006

                                       KEEFE MANAGERS, LLC

                                       By: /s/ JOHN J. LYONS
                                           -------------------------------------
                                           John J. Lyons,
                                           President


                                       SERVICE CAPITAL PARTNERS, LP
                                       Service Capital Advisors, LLC,
                                       its general partner

                                       By: /s/ DORY WILEY
                                           -------------------------------------
                                           Dory Wiley, Managing Member


                                       SERVICE CAPITAL ADVISORS, LLC

                                       By: /s/ DORY WILEY
                                           -------------------------------------
                                           Dory Wiley, Managing Member


                                       /s/ DORY WILEY
                                       -----------------------------------------
                                       Dory Wiley

                                                                       EXHIBIT 1
                                                                       ---------
                             JOINT FILING AGREEMENT
                             ----------------------

         The undersigned, the Reporting Persons named in this Amendment No. 4 to
Schedule 13D (the "Schedule 13D"), hereby agree that the Schedule 13D is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to the Schedule 13D. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in the Schedule 13D and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

         IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 30th day of June, 2006.

                                       KEEFE MANAGERS, LLC

                                       By: /s/ JOHN J. LYONS
                                           -------------------------------------
                                           John J. Lyons,
                                           President


                                       SERVICE CAPITAL PARTNERS, LP
                                       Service Capital Advisors, LLC,
                                       its general partner

                                       By: /s/ DORY WILEY
                                           -------------------------------------
                                           Dory Wiley, Managing Member


                                       SERVICE CAPITAL ADVISORS, LLC

                                       By: /s/ DORY WILEY
                                           -------------------------------------
                                           Dory Wiley, Managing Member


                                       /s/ DORY WILEY
                                       -----------------------------------------
                                       Dory Wiley